                                      2002
                              FIRST QUARTER REPORT

                      [CALEDONIA MINING CORPORATION LOGO]

                                    CALEDONIA

                               Mining Corporation

================================================================================
        UNIT #9, 2145 DUNWIN DRIVE, MISSISSAUGA, ONTARIO CANADA, L5L 4L9
              TEL: (905) 607-7543                FAX: (905) 607-9806
                 WORLD WIDE WEB: HTTP://WWW.CALEDONIAMINING.COM

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PRESIDENT'S REPORT

RESULTS OF OPERATIONS

SOUTH AFRICA

Gold production was resumed at Barbrook on a limited basis in February 2002. Mining from two higher grade areas outside the normal Taylor's mining zone was intended to allow the revised milling circuit to be evaluated on a pilot plant scale and to provide revenue to fund a study into the feasibility of returning the Barbrook mine to commercial gold production at an early date. While the grades recovered are very attractive, the total tonnage mined has been below expectations. However, the mill circuit will provide valuable information which will be incorporated into the feasibility study. Results of this study are expected in the second quarter.

In February, Barbrook Mines Limited, a fully owned subsidiary of Caledonia, negotiated a loan for one million South African Rand (Cdn $ 139,860) on the basis of a note convertible into shares of Caledonia. The note can be converted at any time during the period ending on February 14, 2003. The borrowed funds are being used to fund the limited scale high grade mining, the revised milling circuit, and for the mine evaluation study at Barbook.

The Eersteling Mine continued on a care & maintenance basis during the quarter.

Drilling at the Goedgevonden diamond prospect near Stilfontein in the Klerksdorp district of the North West Province commenced in March. A seven hole drill program is underway which will provide a mini-bulk sample. The sample will be processed by the Klipspringer Diamond Mine dense media separation ("DMS") plant located near Potgietersrus in South Africa. The DMS plant has a Fluid SORTEX diamond circuit for the recovery of diamonds. The conclusions derived from the exploration results will announced during the second quarter.

CANADA

During March, a $1.56 million exploration program for the 2002 season was approved and funded for the Kikerk Lake property by the other joint-venture partners. Caledonia's current non-participating interest is 35%. One of the program objectives is to collect up to ten tonnes of mini-bulk sample from the Potentilla kimberlite by core drilling and to define the shape and size of the kimberlite body. Potentilla was discovered in September 2001 and returned 230 micro-diamonds and 22 macro-diamonds from a sample of drill core. In addition to the work at Potentilla, Ashton Mining of Canada Inc., the operator, has reported that a detailed airborne magnetic and electromagnetic survey has been completed over an area that includes one unexplained indicator mineral train and Potentilla. Ground geophysical surveys will follow over anomalies identified from the airborne magnetic surveys. Any high priority targets will be drilled before winter breakup.

ZAMBIA

Preparatory work is being undertaken for the 2002 exploration and drilling program at Mulonga Plain which will commence in June. A drilling contractor is being selected by Motapa Diamonds Inc. which expects that the 15 to 20 hole drill program should start in September. Geophysical and geochemical surveys are also planned over the Mulonga Plain and Kashiji Plain licences. Caledonia holds a 40% non-participating interest in the property.

At Kalimba, BHP-Billiton have given notice of their intent to withdraw from the joint-venture agreement. Caledonia intends to review all of the work carried out by BHP-Billiton at Kalimba in conjuction with the previous work carried out by Caledonia. Following this review, the Corporation will seek another JV partner for the Kalimba licence group and the Konkola West licence area.

LIQUIDITY

On April 2nd 2002 the Corporation announced its intention to raise up to Cdn $3 million through a Private Placement. This transaction was successfully concluded and resulted in the issuance of 20,689,655 shares and 12,058,992 warrants. Each warrant allows the holder to purchase one share of Caledonia for $0.195 until April 12th 2004. The funds raised will be used to reduce debt, fund possible bulk sampling and testing of the Goedgevonden diamond pipe, fund the evaluation and potential resumption of operations at the Barbrook mine, fund the initial prospecting on the Rooipoort, Pruissen and Vier-en-Twintig properties in Northern Transvaal, and for general corporate purposes. Because the funding was not completed until after March 31, 2002, it is not reflected in the quarterly financial statements prepared as of that date.

(Signed) S.E. Hayden
Chairman, President and
Chief Executive Officer
May 8, 2002

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                          CALEDONIA MINING CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                         MARCH 31,     DECEMBER 31,
                                            2002           2001
                                         ---------     ------------
                                        (Unaudited)
ASSETS

Current
   Cash and short term deposits          $     125      $      90
   Accounts receivable                          93             89
   Prepaid expenses                              5              5
                                         ---------      ---------
                                               223            184
CAPITAL ASSETS                               7,424          7,424
MINERAL PROPERTIES                          17,299         17,365
                                         ---------      ---------
                                         $  24,946      $  24,973
                                         ---------      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable                      $   1,741      $   1,604
   Loans payable                             1,342          1,097
                                         ---------      ---------
                                             3,083          2,701

PROVISION FOR SITE RESTORATION               1,026          1,026
NON-CONTROLLING INTEREST                       787            787
                                         ---------      ---------
                                             4,896          4,514
                                         ---------      ---------

SHAREHOLDERS' EQUITY
   Share capital                           143,986        143,986
   Deficit                                (123,936)      (123,527)
                                         ---------      ---------
                                            20,050         20,459
                                         ---------      ---------
                                         $  24,946      $  24,973
                                         =========      =========

On behalf of the Board:

_____________________________   Director
(Signed) F. C. Harvey

_____________________________   Director
(Signed) J. Johnstone

                          CALEDONIA MINING CORPORATION
                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (IN THOUSANDS OF CANADIAN DOLLARS)

FOR THE THREE MONTHS ENDED MARCH 31    2002          2001
-----------------------------------    ----          ----
                                   (UNAUDITED)
DEFICIT, BEGINNING OF PERIOD        ($123,527)     ($122,332)
NET (LOSS) FOR THE PERIOD                (409)          (226)
                                    ---------      ---------
DEFICIT, END OF PERIOD              ($123,936)     ($122,558)
                                    =========      =========

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

FOR THE THREE MONTHS ENDED MARCH 31     2002       2001
-----------------------------------     ----       ----
                                         (Unaudited)
REVENUE AND OPERATING COSTS
   Revenue from sales                 $     9    $     -
                                     --------   --------
   Operating costs                         67          -
GROSS (LOSS)                              (58)         -
                                     --------   --------
COSTS AND EXPENSES
   General and administrative             322        232
   Interest                                24         20
   Other expense (income)                   5        (26)
                                     --------   --------
                                          351        226
                                     --------   --------
NET (LOSS) FOR THE PERIOD            ($   409)  ($   226)
                                     ========   ========
(LOSS) PER SHARE
   Basic                             ($ 0.002)  ($ 0.001)
                                     ========   ========

                          CALEDONIA MINING CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS OF CANADIAN DOLLARS)

FOR THE THREE MONTHS ENDED MARCH 31                      2002       2001
-----------------------------------                      ----       ----
                                                     (Unaudited)
   CASH PROVIDED BY (USED IN)

   OPERATING ACTIVITIES

     Net (loss) for the period                         ($ 409)    ($ 226)
        Change in non-cash working capital balances       133        155
                                                       ------     ------
                                                         (276)       (71)
                                                       ------     ------

   INVESTING ACTIVITIES
     Change in mineral properties                          66          -
                                                       ------     ------

   FINANCING ACTIVITIES
     Loan payable                                         245          -
                                                       ------     ------

   INCREASE (DECREASE) IN CASH FOR THE PERIOD              35        (71)

   CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD          90         75
                                                       ------     ------
   CASH AND CASH EQUIVALENTS, END OF PERIOD             $ 125      $   4
                                                       ======     ======

Financial Disclosure Note

The unaudited interim consolidated financial statements have been presented in accordance with Canadian generally accepted accounting principles for interim reporting. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Corporation. The interim consolidated financial statements should be read in conjunction with the year end 2001 audited financial statements for the detailed note disclosure which is not materially different to these interim financial statements.

CORPORATE DIRECTORY

BOARD OF DIRECTORS
S. E. Hayden
J. Johnstone
F. C. Harvey
W. I. L. Forrest
C. R. Jonsson

OFFICERS
S. E. Hayden
Chairman of the Board, President and
Chief Executive Officer

F. C. Harvey
Technical Director

J. Johnstone
Vice-President Operations and
Chief Operating Officer

S. W. Poad
Vice-President Finance and
Administration

J. Smith
Vice-President Exploration

HEAD OFFICE
CANADA - HEAD OFFICE
Caledonia Mining Corporation
Unit #9
2145 Dunwin Drive
Mississauga, Ontario
L5L 4L9 Canada
Tel: (905) 607-7543
Fax: (905) 607-9806

SHARES LISTED
The Toronto Stock Exchange
Symbol "CAL'
NASDAQ OTC BB
Symbol "CALVF"

CAPITALIZATION
(March 31, 2002)
Authorized: Unlimited
number of common shares
Issued Common Shares: 165,202,115
Warrants: 17,000,000
Options: 2,525,800

SOLICITORS
Borden Ladner Gervais LLP
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y4 Canada

Tupper, Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, British Columbia
V6E 2L3 Canada

AUDITORS
BDO Dunwoody LLP
Chartered Accountants
Suite 3200, 200 Bay Street
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J8 Canada

REGISTRAR &
TRANSFER AGENT
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, Ontario
M5H 4C3 Canada
Tel: (416) 361-0152
Fax: (416) 361-0470

BANK
Canadian Imperial Bank Of Commerce
6266 Dixie Road
Mississauga, Ontario
L5T 1A7 Canada

INTERNET
Web Site:
http://www.caledoniamining.com